Exhibit 99.1

ALTAGAS TO ISSUE FOURTH QUARTER AND FULL YEAR 2021 RESULTS

Calgary, Alberta (February 3, 2022)

AltaGas Ltd. ("AltaGas" or the “Company”) (TSX: ALA) will release its 2021 fourth quarter and year-end financial results on Friday, March 4, 2022 before markets open. A conference call and webcast will be held the same day to discuss the financial results and other corporate developments.

Time:	9:00 a.m. MT (11:00 a.m. ET)
Dial-in:	1-416-764-8659 or toll free at 1-888-664-6392
Webcast:	https://www.altagas.ca/invest/events-and-presentations

Shortly after the conclusion of the call, a replay will be available commencing at 11:00 a.m. MT (1:00 p.m. ET) on March 4, 2022 by dialing 416-764-8677 or toll free 1-888-390-0541. The passcode is 375501#. The replay will expire at 9:59 p.m. MT (11:59 p.m. ET) on March 11, 2022.

The webcast will be archived for one year.

ABOUT ALTAGAS

AltaGas is a leading North American infrastructure company that connects customers and markets to affordable and reliable sources of energy. The Company operates a diversified, lower-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.

For more information visit www.altagas.ca or reach out to one of the following:

Investor Inquiries 1-877-691-7199 investor.relations@altagas.ca	Media Inquiries 1-403-206-2841 media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. When used in this news release, the word “will” and similar expressions, as they relate to AltaGas or an affiliate of AltaGas, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, timing of release of financial results, conference call and webcast, replay and archiving. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect AltaGas’ current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in AltaGas’ public disclosure documents. Many factors could cause AltaGas’ actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.